Room 4561

May 3, 2006

Mr. Fred C. Young
Director and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

      Re: **Black Box Corporation**
             Form 10-K for Fiscal Year Ended March 31, 2005
             Filed June 14, 2005
             Form 8-K Filed January 31, 2006
             File No. 0-18706

Dear Mr. Young:

      We have reviewed your response letter dated April 6, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

1.   We have read your response to prior comment 1 and note that you indicate that the downward trend in operating cash flows was primarily related to the overall decrease in revenue and net income from 2003 to 2004. Please clarify for us how the 2003 and 2004 information that you cite addresses the continued operating cash flow decline in 2005. In addition, provide us with the specific disclosures that you believe addressed this significant trend in operating cash flows for each year presented and explain, in detail, how those disclosures met the requirements of the relevant guidance. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 in your response.

2.   We have read your response to prior comment 2. Please provide us with a proposed disclosure that explains the cash flow impact of material changes in your working capital items.

Consolidated Statements of Income, page 36

3.   We have read your response to prior comment 3 and it is unclear to us why you believe that your presentation complies with Rule 5-03.1 and 2 of Regulation S-X. You clearly state that you provide both products and services and your reasons for not providing this information do not appear to be persuasive. Please revise your presentation or explain to us why you believe that this guidance does not apply.

4.   We have read your response to prior comment 4 it is unclear to us why you believe that costs incurred in connection with your customer/technical support obligations and activities do not represent cost of revenue. Please explain further your basis for this belief and include reference to any accounting guidance that supports your position. In addition, provide us with these amounts for each period presented and the subsequent interim periods.

5.   We note further that your response to prior comment 4 does not address compensation to operational employees as requested. Please respond.

Note 1. Significant Accounting Policies

Revenue Recognition, page 42

6.   Please explain to us how your customers obtain bug fixes, updates, and/or upgrades to software that is provided with, or embedded in, the products that you sell. Clarify for us whether your customers must contact manufacturers directly for this support or if you provide it as part of your standard customer service or separately priced maintenance contracts.

Note 18: Acquisitions, page 59

7.   We have read your response to prior comment 8 and do not believe that you have fully responded. Please provide us with the amount allocated to the deferred revenue, describe the "arrangements or unperformed deliverables" that resulted in the balance and provide more specific detail regarding how your allocation complies with SFAS 141 and EITF 01-03. Provide individual paragraph references and explain, in detail, how your accounting complies with that guidance.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, page 66

8.   We have read your response to prior comment 11 and note that you indicate that you and your auditors believe a separate scope limitation should have been included in the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting. Please explain to us further how you and your auditors concluded that this error does not constitute material non-compliance with Item 308(b) of Regulation S-K.

Form 8-K filed January 31, 2006
Exhibit 99.1

9.   We have read your response to prior comment 12 and we do not agree that your disclosures comply with the relevant non-GAAP guidance. Please provide us with proposed disclosures that address each of the following items:

• the manner in which management uses the non-GAAP measures to conduct or evaluate its business;

• the economic substance behind management's decision to use the measures;

• the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

- the manner in which management compensates for these limitations when using the non-GAAP financial measures; and

- the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

Note that you should provide detailed disclosures for each individual non-GAAP measure and address each adjustment to your GAAP results. We may have further comment.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief